UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Elastic N.V.

(Name of Issuer)

Ordinary Shares, €0.01 par value

(Title of Class of Securities)

N14506104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N14506104	13G	Page 2 of 14

1	NAMES OF REPORTING PERSONS
AU Special Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,584,305 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,584,305 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,584,305 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. N14506104	13G	Page 3 of 14

1	NAMES OF REPORTING PERSONS
Greenspring FF-GP III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,584,305 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,584,305 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,584,305 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. N14506104	13G	Page 4 of 14

1	NAMES OF REPORTING PERSONS
Greenspring SPV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,584,305 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,584,305 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,584,305 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. N14506104	13G	Page 5 of 14

1	NAMES OF REPORTING PERSONS
Greenspring Associates, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,584,305 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,584,305 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,584,305 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. N14506104	13G	Page 6 of 14

1	NAMES OF REPORTING PERSONS
Charles Ashton Newhall

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,584,305 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,584,305 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,584,305 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. N14506104	13G	Page 7 of 14

1	NAMES OF REPORTING PERSONS
James Lim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,584,305 shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,584,305 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,584,305 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. N14506104	13G	Page 8 of 14

Item 1(a).	Name of Issuer: Elastic N.V. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices: 800 West El Camino Real, Suite 350, Mountain View, California 94040.

Item 2(a).
Names of Persons Filing:

(i)  AU Special Investments, L.P. ("AUSI");

(ii)  Greenspring FF-GP III, LLC ("GS FF-GP"), which is the sole general partner of AUSI; Greenspring SPV, LLC ("GS SPV"), which is the sole member of GS FF-GP; and Greenspring Associates, Inc. ("Greenspring"), which is the sole member of GS SPV; and

(iii)  Charles Ashton Newhall ("Newhall") and James Lim ("Lim" and, together with Newhall, the "Directors"), who are the directors of Greenspring.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b).
Address of Principal Business Office or, if None, Residence:

The business address of each Reporting Person is c/o Greenspring Associates, Inc., 100 Painters Mill Road, Suite 700, Owings Mills, MD 21117.

Item 2(c).
Citizenship:

AUSI is a limited partnerships organized under the laws of the State of Delaware.  GS FF-GP and GS SPV are limited liability companies organized under the laws of the State of Delaware.  Greenspring is a corporation organized under the laws of the State of Delaware.  Each of the Directors is a United States Citizen.

Item 2(d).	Title of Class of Securities: Ordinary Shares, €0.01 par value ("Ordinary Shares").

Item 2(e).	CUSIP Number: N14506104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
Amount Beneficially Owned:

AUSI is the record owner of 3,584,305 shares of Ordinary Shares (the "AUSI Shares").  As the sole general partner of AUSI, GS FF-GP may be deemed to own beneficially the AUSI Shares.  As the sole member of GS FF-GP, GS SPV may be deemed to own beneficially the AUSI Shares.  As the sole member of GS SPV, Greenspring may be deemed to own beneficially the AUSI Shares.  As the directors of Greenspring, each Director may be deemed to own beneficially the AUSI Shares.

CUSIP No. N14506104	13G	Page 9 of 14

(b)
Percent of Class: See Line 11 of the cover sheets.  In accordance with Rule 13d-1(j), the percentages relating to beneficial ownership of Ordinary Shares are based on 70,973,965 shares of Ordinary Shares outstanding as of November 30, 2018, as reported by the Issuer on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2018 filed with the Securities and Exchange Commission on December 12, 2018.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: see line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Ordinary Shares except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d‑1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.
Exhibit 1 – Agreement regarding filing of joint Schedule 13G.
Exhibit 2 – Power of Attorney

CUSIP No. N14506104	13G	Page 10 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 12, 2019

AU SPECIAL INVESTMENTS, L.P.
By: Greenspring FF-GP III, LLC,
                      its sole general partner
By: Greenspring SPV, LLC,
                      its sole member
By: Greenspring Associates, Inc.,
                      its sole member
By:   /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING FF-GP III, LLC

By: Greenspring SPV, LLC,
                      its sole member
By: Greenspring Associates, Inc.,
                      its sole member
By:   /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING SPV, LLC
By: Greenspring Associates, Inc.,
                      its sole member
By:   /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING ASSOCIATES, INC.
By:    /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

CUSIP No. N14506104	13G	Page 11 of 14

*
Charles Ashton Newhall

*
James Lim

*By:	/s/ Eric Thompson
Eric Thompson
As attorney-in-fact

This Schedule 13G was executed by Eric Thompson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. N14506104	13G	Page 12 of 14

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Ordinary Shares of Elastic N.V.

Date:       February 12, 2019

AU SPECIAL INVESTMENTS, L.P.
By: Greenspring FF-GP III, LLC,
                      its sole general partner
By: Greenspring SPV, LLC,
                      its sole member
By: Greenspring Associates, Inc.,
                      its sole member
By:   /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING FF-GP III, LLC

By: Greenspring SPV, LLC,
                      its sole member
By: Greenspring Associates, Inc.,
                      its sole member
By:   /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING SPV, LLC
By: Greenspring Associates, Inc.,
                      its sole member
By:   /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

GREENSPRING ASSOCIATES, INC.
By:    /s/ Eric Thompson
Eric Thompson
Chief Operating Officer

CUSIP No. N14506104	13G	Page 13 of 14

*
Charles Ashton Newhall

*
James Lim

*By:	/s/ Eric Thompson
Eric Thompson
As attorney-in-fact

This Agreement was executed by Eric Thompson on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. N14506104	13G	Page 14 of 14

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Eric Thompson with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner, director or officer of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney‑in‑fact may approve in such attorney‑in‑fact's discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.
Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.
This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.
IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of February, 2018.

/s/ Charles Ashton Newhall
Charles Ashton Newhall

/s/ James Lim
James Lim